[redacted]

2/9/06 S.S

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN [illegible]
DIVISION OF MARKET REGULATION

06002094

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN INVESTORS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 YELLOW CIRCLE DRIVE
(No. and Street)

MINNETONKA (City) MINNESOTA (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT J. MARQUIS (952) 945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & CO., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE #800 MINNEAPOLIS, MN 55344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT J. MARQUIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INVESTORS GROUP, INC., as of OCTOBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MARY GENZ
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [x] (d) Statement of C~~hanges in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Financial Statements

Years Ended October 31, 2005 and 2004

AMERICAN INVESTORS GROUP, INC.

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of SEC and Private Companies
Practice Sections of the American Institute of
Certified Public Accountants

Member of the International Group of
Accounting Firms with Offices in Principal Cities

IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
November 18, 2005

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS		October 31 2005		2004
Cash and cash equivalents	$	**346,938**	$	221,013
Broker dealer receivables				10,624
Accounts receivable		**1,219**		47,584
Investments		**24,283**		456,785
Prepaid expenses		**8,862**		9,478
Office furniture and equipment, net of accumulated depreciation of $234,128 in 2005 and $187,714 in 2004		**86,725**		89,039
Total assets	**$**	**468,027**	$	834,523

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY		October 31 2005		2004
Liabilities				
Accounts payable	$	**1,100**	$	1,010
Accrued compensation		**11,507**		91,035
Accrued 401(k) and profit sharing				20,000
Due to parent				13,000
Total liabilities		**12,607**		125,045
Commitments and Contingencies				
Stockholder's Equity				
Common stock, Class B, voting, no par value: Authorized, 2,000 shares, issued and outstanding, 940 shares		**940**		940
Additional paid-in capital		**317,060**		454,060
Retained earnings		**137,420**		254,478
Total stockholder's equity		**455,420**		709,478
Total liabilities and stockholder's equity	$	**468,027**	$	834,523

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Operations

		Years Ended October 31	
		2005	2004
Revenues			
Underwriting		**$ 1,594,610**	$ 2,463,108
Commissions			
Equities		**27,263**	12,021
Fixed income products		**12,903**	10,373
Revenue insurance and variable annuities		**13,916**	424
Mutual fund shares		**183,239**	123,001
Fee based planning		**196,441**	132,239
Other		**535,402**	485,350
Realized and unrealized gains on investments		**40,146**	22,448
Interest		**7,948**	3,012
Total revenues		**2,611,868**	3,251,976
Expenses			
Consulting fees to parent		**268,000**	512,000
Employee compensation and benefits		**1,092,851**	1,089,068
Commissions		**854,578**	1,070,107
Licensing, registration and education		**66,636**	74,076
Occupancy and equipment expense		**170,262**	170,394
Legal and professional		**24,480**	23,325
General and administrative		**168,902**	175,735
Advertising and publications		**16,473**	10,293
Travel and entertainment		**27,527**	32,478
Realized and unrealized losses on investments		**23,475**	31,565
Other, net		**15,742**	26,910
Total expenses		**2,728,926**	3,215,951
Income (Loss) Before Provision for Income Taxes		**(117,058)**	36,025
Provision for Income Taxes			13,000
Net Income		**$ (117,058)**	$ 23,025

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Changes in Stockholder's Equity

Years Ended October 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance - October 31, 2003	$ 940	$ 454,060	$ 231,453
Net income			23,025
Balance - October 31, 2004	940	454,060	254,478
Capital withdrawn		(137,000)	
Net loss			(117,058)
Balance - October 31, 2005	**$ 940**	**$ 317,060**	**$ 137,420**

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Cash Flows

	Years Ended October 31 2005	2004
Cash Flows from Operating Activities		
Net income (loss)	$ **(117,058)**	$ 23,025
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	**46,414**	38,112
Realized/unrealized gains and losses, net	**16,671**	9,117
Due to parent	**(13,000)**	13,000
Changes in assets and liabilities		
Receivables	**56,989**	(49,455)
Prepaid expenses/deposits	**616**	811
Payables	**90**	(6,820)
Accrued compensation, 401(k) and profit sharing	**(99,528)**	(82,167)
Due to customers		6,000
Net cash (used for) from operating activities	**(108,806)**	(48,377)
Cash Flows Used For Investing Activities		
Capital expenditures	**(44,100)**	(58,227)
Purchases of investments		(367,876)
Proceeds from the sale of investments	**415,831**	285,353
	371,731	(140,750)
Cash Flows Used For Financing Activities		
Return of additional paid in capital	**(137,000)**	
Net (Decrease) Increase in Cash and Cash Equivalents	**125,925**	(189,127)
Cash and Cash Equivalents - Beginning of Year	**221,013**	410,140
Cash and Cash Equivalents - End of Year	$ **346,938**	$ 221,013
Cash payments for interest	$ -	$ -
Cash payments for income taxes	$ -	$ -

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Cash equivalents include $175,241 and $19,200 in 2005 and 2004, respectively, invested in money market accounts which are not FDIC insured.

Financial Instruments

The Company's financial instruments are cash and investments, which approximate fair value at October 31, 2005 and 2004.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were approximately $13,154 and $8,913 for the years ended October 31, 2005 and 2004, respectively.

Office Furniture and Equipment

Office furniture and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are provided over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Reclassifications

The presentation of certain accounts in the accompanying statement of operations for fiscal 2004 have been changed to conform to the classifications used in fiscal 2005. These reclassifications had no effect on the net income or stockholder's equity as previously reported.

Income Taxes

The Company files consolidated income tax returns with its parent, Apostle Holdings Corp. in fiscal 2005 and 2004. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due plus deferred taxes primarily due to differences between the bases of property and equipment and intangible assets for financial and income tax reporting at October 31, 2005.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings, Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

2. INVESTMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. The Company classifies its debt and equity securities investments as "trading" since the Company is a securities broker/dealer. Although no ready public market for these bonds exists, management believes that their cost approximates their fair value, since the bonds are callable at any time by the issuer at par. The equity securities are carried at market value, which is based on quoted values. Gains and losses are reported in earnings.

The debt securities are primarily private church bonds without a ready market value. The Company received interest payments on these bonds of $0 and $818 in 2005 and 2004, respectively. Interest on bonds varies from 10.00% to 10.45% and maturity dates are from April 15, 2010 to August 15, 2020. The bonds are callable at any time by the issuer at par.

The equity securities are primarily stocks that are traded on the National Association of Securities Dealers Automatic Quotation System (NASDAQ) exchange.

The cost and fair value of the Company's investments held for resale at October 31, 2005 and 2004 are as follows:

	Cost	Estimated Fair Value
October 31, 2005		
Church bonds	$ **5,960**	$ **5,960**
Equity securities	**18,293**	**18,323**
	$ **24,253**	$ **24,283**
October 31, 2004		
Church bonds	$ 7,860	$ 7,860
Equity securities	480,490	448,925
	$ 488,350	$ 456,785

Unrealized gains on investments held for resale were $30 in 2005 and unrealized losses were $31,565 in 2004. Realized gains on investments held for resale were $16,641 and $22,448 in 2005 and 2004, respectively.

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company had two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2005 and 2004 no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. The holders of these shares are to be Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2005 and 2004, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2005 and 2004, the net capital ratio, net capital and excess net capital are as follows:

	2005	2004
Net capital ratio	**0.04:1**	0.24:1
Net capital	**$ 330,879**	$ 522,347
Excess net capital	**$ 80,879**	$ 272,347

5. INCOME TAXES

The income tax provision consists of the following components at October 31:

	2005	2004
Current	$ -	$ 13,000
Deferred	-	-
Total tax expense	$ -	$ 13,000

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving a tax benefit for the use of net operating losses by the parent.

6. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees. In fiscal 2005, the Company did not contribute to the plan. In fiscal 2004, the Company contributed approximately $20,000 to the plan.

7. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement. The rent expense to Apostle Holdings Corp. totaled $100,000 in fiscal 2005 and $96,000 in 2004.

The Company has a consulting agreement with its parent, Apostle Holdings Corp. A base consulting fee of $12,000 and $15,000 per month was paid to Apostle Holdings Corp. in fiscal 2005 and 2004, respectively. At management's discretion, additional consulting fees could be paid to Apostle Holdings Corp. Total consulting fees paid to Apostle Holdings Corp., for the years ended October 31, 2005 and 2004 were $268,000 and $512,000, respectively.

The Company earned underwriting commissions of $297,783 and $213,367 from American Church Mortgage Company, an entity related by common management, during fiscal 2005 and 2004, respectively. In addition, the Company received expense reimbursements of $48,751 and $45,728 from American Church Mortgage Company during fiscal 2005 and 2004, respectively.

The Company had a receivable at October 31, 2004 of $29,000 from American Church Mortgage Company, an entity related by common management, for reimbursable expenses. There was no receivable from American Church Mortgage Company at October 31, 2005.

The Company is a wholly owned subsidiary of Apostle Holdings Corp. Apostle withdrew $137,000 of the Company's additional paid in capital in February 2005.

The Company received expense reimbursements of $250,000 and $40,000 from Church Loan Advisors, Inc., an entity related by common management, during fiscal 2005 and 2004, respectively.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of SEC and Private Companies
Practice Sections of the American Institute of
Certified Public Accountants

Member of the International Group of
Accounting Firms with Offices in Principal Cities
IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
SUPPLEMENTARY FINANCIAL INFORMATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the financial statements of American Investors Group, Inc. as of October 31, 2005 and 2004, and have issued our report thereon dated November 18, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
November 18, 2005

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2005

Net Capital		
Total stockholder's equity	$	455,420
Deductions:		
Non-allowable accounts receivable		1,219
Prepaid expenses		8,862
Equipment, net of accumulated depreciation		86,725
Secondary investments		11,700
Haircut on other securities		16,035
		124,541
Net Capital	$	330,879
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	12,607
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	80,879
Ratio of aggregate indebtedness to net capital		0.04:1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

AMERICAN INVESTORS GROUP, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3

October 31, 2005

Reserve Requirement	$ -
Reserve Bank Account	$ 62,150
Reserve Excess	$ 62,150

No reconciliations deemed necessary since no material differences were noted in the computation for determination of reserve requirement.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.